March 30, 2009

VIA EDGAR

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

ZBB Energy Corporation

Registration Statement on Form S-3

Filed January 26, 2009

File No. 333-156941

Dear Mr. Owings:

The purpose of this letter is to respond to comments received from you on Wednesday, February 25, 2009 regarding the registration statement on Form S-3 (the “Registration Statement”) filed by ZBB Energy Corporation (the “Company”).

The Company understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.

Cover Page

1.

Comment:  Please explain to us how you calculated the number of shares held by non-affiliates.  Specifically, according to your most recent proxy statement on Schedule 14A, we note that GLG Partners LP held 1,712,943 shares representing 16.29% of your common stock though it does not appear that those shares were excluded from your determination of your unaffiliated float and, if not, why not.

Response:  The number of shares of the Company held by non-affiliates stated in the Registration Statement excludes only the number of shares held by the officers and directors of the Company.  Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), provides that “an ‘affiliate’ of, or a person ‘affiliated’ with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

March 30, 2009

control with, the person specified.”  Rule 405 defines the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, contract, or otherwise.”

The Division of  Corporation Finance has taken the “position that a person’s status as an…owner of 10% of the voting securities of a company is not necessarily determinative of whether such a person is a control person...[but is]…a factual question which must be determined by considering other relevant facts in accordance with the test set fourth in Rule 405…” (See American-Standard, SEC No-Action Letter (pub. avail. Aug. 16, 1972)).  GLG Partners files information relating to its share ownership in the Company on Schedule 13G.  In order to file under Schedule 13G, Rule 13d-1 under the Securities Exchange Act of 1934, as amended, requires that GLG Partners hold its shares in the Company “in the ordinary course of business and not for the purpose nor with the effect of changing or influencing the control of the issuer…”  Furthermore, GLG Partners does not have representation on the Company’s board of directors, a control agreement with the Company or any other arrangement that gives GLG Partners the power to direct or cause the direction of the management and policies of the Company.  Accordingly, the Company does not consider GLG Partners to be an “affiliate” of the Company under Rule 405 and thus has not excluded their shares from calculation of the number of shares held by non-affiliates pursuant to Instruction I.B.6(a) of Form S-3.

Incorporation by Reference, page 7

2.

Comment:  Please update this section to include the quarterly report on Form 10-Q for the quarter ended December 31, 2008.

Response:  This section has been revised to include the quarterly report on Form 10-Q for the quarter ended December 31, 2008.

Signatures, page II-5

3.

Comment:  Please revise to clarify whether Messrs. Parry or Scampini is signing this Registration Statement as principal financial officer, as this title appears under both of their signatures.

Response:  Mr. Parry is signing the Registration Statement as the principal executive officer and Mr. Scampini is signing the Registration Statement as the

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

March 30, 2009

principal financial officer, which is reflected in Pre-Effective Amendment No. 1 to the Registration Statement.

Exhibits

Exhibit 5.1

4.

Comment:  We note that counsel’s opinion contains assumptions in the third paragraph regarding the future issuance of the securities being registered.  Please confirm that you will file an unqualified opinion each time a takedown occurs that omits all these assumptions.  Please note that you may file the unqualified opinion under Rule 462(d) or under cover of Form 8-K.

Response:  We will file an opinion of counsel each time a takedown occurs that omits the assumptions that appear in the third paragraph of counsel’s opinion regarding the future issuance of the securities being registered.

5.

Comment:  We also note the assumption that is contained at the end of the fifth paragraph where counsel assumes that “the issuance and delivery of the Shares will not violate any applicable law or result in the violation of any provision of any instrument or agreement then binding on the Company or any restriction imposed by any court or governmental body having jurisdiction over the company.”  Please remove this assumption or tell us why you believe it is necessary as this assumption is overly-broad and presumes facts that counsel can readily ascertain.

Response:  We believe this assumption is necessary and appropriate because the opinion addresses the future issuance of securities.  It is possible that between the date the opinion is issued and the date particular securities are issued there could be a change in applicable law, the adoption of an instrument or agreement by the Company or the imposition of a restriction by a court or governmental body having jurisdiction over the Company that could affect the opinion with respect to that particular issuance.  However, we agree that at the time of a takedown the facts underlying these assumptions should be readily ascertainable, and we confirm that we will file an opinion of counsel each time a takedown occurs that omits this assumption or addresses with particularity the facts that counsel cannot readily ascertain.

6.

Comment:  We note the language in the fourth paragraph, “[t]he foregoing opinion is given as of the date hereof, and we undertake no obligation to advise you of any changes in applicable laws after the date hereof or of any facts that might change the opinion expressed herein that we may become aware of after the

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

March 30, 2009

date hereof” and in the sixth paragraph, “[w]e assume no obligation to advise you of any changes in the foregoing subsequent to the effective date of the Registration Statement.”  In order for you to become effective, it will be necessary for counsel to file an opinion dated as of the effective date.  Alternatively, counsel should remove the limitations from the opinion.

Response:  The Company will file an updated opinion of counsel dated as of the effective date under cover of Form 8-K.

*  *  *  *  *  *

Please call me at (262) 253-9800 if you have any questions.

Very truly yours,

/s/ Scott Scampini

Scott Scampini

Chief Financial Officer & Executive V.P.

ZBB Energy Corporation

cc:

Robert J. Parry